SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

(Amendment No.  )*

QUANTUMSCAPE CORPORATION
 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

74767V109
(CUSIP Number)

November 27, 2020
 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74767V109

1	NAMES OF REPORTING PERSONS
Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
14,308,051

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
14,308,051

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,308,051

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.53%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Based on 219,276,744 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock) of QuantumScape Corporation outstanding as of November 27, 2020, after giving effect to the business combination (the “Business Combination”) between Kensington Capital Acquisition Corp., a Delaware corporation, Kensington Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Kensington, and QuantumScape Corporation, a Delaware corporation, as disclosed in the prospectus supplement filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(3) on November 12, 2020 (the “Prospectus Supplement”).

CUSIP No.	74767V109

1	NAMES OF REPORTING PERSONS
Al Rayyan Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
14,308,051

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
14,308,051

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,308,051

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.53%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

2 Based on 219,276,744 shares of Class A Common Stock outstanding as of November 27, 2020, after giving effect to the Business Combination, as disclosed in the Prospectus Supplement.

Item 1(a).	Name of Issuer:

QuantumScape Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1730 Technology Drive,
San Jose, CA 95110

Item 2(a).	Name of Person Filing:

Qatar Investment Authority
Al Rayyan Holding LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

74767V109

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Exchange Act.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

14,308,051

(b)	Percent of class: 6.53%*

*
Based on 219,276,744 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock) of QuantumScape Corporation outstanding as of November 27, 2020, after giving effect to the business combination (the “Business Combination”) between Kensington Capital Acquisition Corp., a Delaware corporation, Kensington Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Kensington, and QuantumScape Corporation, a Delaware corporation, as disclosed in the prospectus supplement filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(3) on November 12, 2020.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

14,308,051

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

14,308,051

(iv)	Shared power to dispose or to direct the disposition of

0

This report is being filed by Al Rayyan Holding LLC and Qatar Investment Authority, which may be deemed a beneficial owner of the 14,308,051 Class A common stock of the issuer beneficially owned by its wholly owned subsidiary, Al Rayyan Holding LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 03, 2020

QATAR INVESTMENT AUTHORITY

By:	/s/ Andrew Watkins
Name:	Andrew Watkins
Title:	Associate General Counsel, Compliance, Legal

AL RAYYAN HOLDING LLC

By:	/s/ Ahmad Mohammed F Q Al-Khanji
Name:	Ahmad Mohammed F Q Al-Khanji
Title:	Director